EXHIBIT 12.1

VERACYTE, INC.
STATEMENT REGARDING COMPUTATION  OF RATIOS

(in thousands)

	For the year ended December 31,				For the three months ended March 31,
	2011	2012	2013	2014	2015

Earnings (deficiency):
Net loss	$(14,445)	$(18,649)	$(25,580)	$(29,373)	$(7,610)
Add:
Fixed charges	20	24	284	511	101
Earnings (deficiency)	$(14,425)	$(18,625)	$(25,296)	$(28,862)	$(7,509)

Fixed Charges:
Interest expense	$—	$—	$233	$439	$89
Debt financing expense	—	—	23	44	5
Estimated interest portion of rental expense	20	24	28	28	7
Total fixed charges	$20	$24	$284	$511	$101

Deficiency in the coverage of fixed charges	$(14,445)	$(18,649)	$(25,580)	$(29,373)	$(7,610)
Ratio of Earnings to Fixed Charges(1)(2)	NM	NM	NM	NM	NM

(1)           The ratio of earnings to fixed charges is computed by dividing loss before taxes plus fixed charges by fixed charges.  Fixed charges consist of interest expense (including interest expense from capital leases), debt financing expense and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases.  Earnings were insufficient to cover fixed charges by the amounts set forth in the table above under the heading “Deficiency in the coverage of fixed charges.”

(2)           NM—Not meaningful.

For the periods presented above, there were no outstanding shares of preferred stock with required dividend payments. Therefore, earnings were insufficient to cover combined fixed charges and preferred stock dividends in the same amounts referenced in the line entitled “Deficiency in the coverage of fixed charges” in the table above.